KGAY PSP CORP

Balance Sheet as of August 31, 2021

(Unaudited)

Contents

KGAY PSP Corporation
Balance Sheet
As of August 31, 2021

	Aug 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Bank of America-1295 - KGAY PSP	28,414.59
Total Checking/Savings	28,414.59
Other Current Assets	
Due from Oasis Marketing Group	705.50
Due from Sunnylands Broadcast	795.68
Total Other Current Assets	1,501.18
Total Current Assets	29,915.77
TOTAL ASSETS	**29,915.77**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-1,600.00
Total Accounts Payable	-1,600.00
Other Current Liabilities	
Garnishment Payable	-100.00
Total Other Current Liabilities	-100.00
Total Current Liabilities	-1,700.00
Long Term Liabilities	
Note Payable - KGAY Purchase	260,000.00
Total Long Term Liabilities	260,000.00
Total Liabilities	258,300.00
Equity	
Capital - KGAY PSP CORP	100,000.00
Net Income	-328,384.23
Total Equity	-228,384.23
TOTAL LIABILITIES & EQUITY	**29,915.77**

KGAY PSP Corporation
Profit & Loss
August 2021

	Aug 21
Ordinary Income/Expense	
Income	
Sales Collections	
Sales Collections - KGAY-AM/FM	10,394.00
Total Sales Collections	10,394.00
Total Income	10,394.00
Gross Profit	10,394.00
Expense	
Engineering Expenses	
Contract Engineering	1,855.00
Tower Rent	760.41
Tower Utilities	75.00
Total Engineering Expenses	2,690.41
General and Admin. Expenses	
Admin Payroll Expenses	
Admin Net Salaries & Wages	
Kevin Bissada Payroll	1,457.80
Total Admin Net Salaries & Wages	1,457.80
Admin Payroll Tax Expense	
Admin Employer Payroll Tax Exp.	211.50
Total Admin Payroll Tax Expense	211.50
Total Admin Payroll Expenses	1,669.30
Bank Service Charges	3.00
Business Mgmt Services (Char)	2,500.00
Insurance Expense	
Business Owners Ins.	809.58
Workers' Comp Ins.	200.00
Total Insurance Expense	1,009.58

KGAY PSP Corporation
Profit & Loss
August 2021

	Aug 21
Internet Expense	55.95
Legal	2,990.50
LMA Fee	1,000.00
Meals and Entertainment	180.94
Office Rent Expense	1,600.00
Office Supplies	105.00
Payroll Processing Fees	200.00
Total General and Admin. Expenses	11,314.27
Marketing Expenses	
Website Development & Maint.	255.00
Total Marketing Expenses	255.00
Programming Expenses	
Content Licensing BMI ASCAP etc	213.98
Music Software	50.00
Programming On Air Services	675.00
Programming Payroll Expenses	
Programming Net Salaries & Wage	
Chris Shebel Payroll	1,176.09
John Taylor Payroll	2,480.80
Total Programming Net Salaries & Wage	3,656.89
Programming Payroll Tax Expense	
Programming Employer Tax Exp.	846.00
Total Programming Payroll Tax Expense	846.00
Total Programming Payroll Expenses	4,502.89
Streaming	58.00
Studio Rent	1,600.00
Total Programming Expenses	7,099.87
Sales Expenses	
Sales Payroll Expenses	
Sales Net Salaries & Wages	
Monica Schwarz Payroll	1,963.35
Stephanie Bergantino Payroll	3,434.74
Total Sales Net Salaries & Wages	5,398.09

KGAY PSP Corporation
Profit & Loss
August 2021

	Aug 21
Sales Payroll Tax Expense	
Sales Employer Tax Expense	822.49
Total Sales Payroll Tax Expense	822.49
Total Sales Payroll Expenses	6,220.58
Square Fees	
KGAY-AM/FM Square Fees	263.37
Total Square Fees	263.37
Traffic Software Fees	155.00
Total Sales Expenses	6,638.95
Total Expense	27,998.50
Net Ordinary Income	-17,604.50
Other Income/Expense	
Other Expense	
EE PayrollTaxes FIT/FICA/SDI/CA	3,499.73
Total Other Expense	3,499.73
Net Other Income	-3,499.73
Net Income	**-21,104.23**

Sparrow Interactive LLC

NOTES TO THE FINANCIAL STATEMENTS

As of *August 31, 2021*

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

      KGAY PSP CORP intends to fund KGAY Radio through amounts raised under promissory notes that SI intends to issue in an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform KGAY will retain the remaining proceeds.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES

Investing activities include making and collecting loans, purchasing and selling debt orequity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.